Exhibit 23.4

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of HA Sustainable Infrastructure Capital, Inc. for the registration of common stock, preferred stock, depositary shares, debt securities, guarantees of debt securities, warrants, and rights and to the incorporation by reference therein of our report dated March 15, 2024, with respect to the consolidated financial statements of Rosie TargetCo LLC and subsidiaries included in HA Sustainable Infrastructure Capital, Inc.’s Annual Report (Form 10-K/A) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

February 28, 2025